Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hawaiian Ola Brewing Corporation
74-5598 Luhia St
Kailua Kona, HI 96740
https://thespiritofhawaii.com/

Up to $3,299,998.50 in Class A Common Stock at $4.50
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hawaiian Ola Brewing Corporation
Address: 74-5598 Luhia St, Kailua Kona, HI 96740
State of Incorporation: HI
Date Incorporated: December 22, 2015

Terms:

Equity

Offering Minimum: $19,998.00 | 4,444 shares of Class A Common Stock
Offering Maximum: $3,299,998.50 | 733,333 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $4.50
Minimum Investment Amount (per investor): $796.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Investment Incentives & Bonuses*

Time-Based Perks

(Valid During the First 72hrs of the Offering)

Invest $5,000+ → Receive 5% bonus shares

Invest $10,000+ → Receive 6% bonus shares

Invest $20,000+ → Receive 7% bonus shares

Invest $50,000+ → Receive 8% bonus shares

Amount-Based Perks

$2,500

Investor Card – 10% off at all in-person locations for life

$5,000+

Investor Card – 10% off at all in-person locations for life

Investor Distillery Tour + 1*

$10,000+

2% bonus shares

Exclusive ʻŌkolehao Flask

Investor Card – 10% off at all in-person locations for life

Investor Distillery Tour +4*

$20,000+

5% bonus shares

ʻŌkolehao Pairing Experience at the distillery +1 upon kitchen opening*

Exclusive ʻŌkolehao Flask

Investor Card – 10% off at all in-person locations for life

Investor Distillery Tour +4*

$50,000+

5% bonus shares

ʻŌkolehao Pairing Experience at the distillery for 6 upon kitchen opening*

Investor Distillery Tour +4*

Legacy Edition ʻŌkolehao Flask

Investor Card – 10% off at all in-person locations for life

Important Notes

*Investors must be 21 years or older to participate in tasting or pairing experiences.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means that the investors who are eligible for the StartEngine Venture Club will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1000 shares of Class A Common Stock at $4.50 / share, you will receive 1100 shares of Class A Common Stock, meaning you'll own 1,100 shares for $4,500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid if the investment is submitted when such investor's VentureClub membership is active. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hawaiian Ola Brewing Corporation (dba "Ola Brew" or the "Company") is a C-Corp organized under the laws of the state of Hawaiʻi.

DOING WHAT WE LOVE:

At Ola Brew, our family of committed brewers, farmers, and culinary artisans take pride in crafting authentic Hawaiʻi-grown experiences for guests, friends, and ohana to enjoy. We serve our community with creative and crafty beers, hard seltzer, and hard juices using the abundance of fresh ingredients grown by our island farmers.

OUR BUSINESS MODEL:

Since 2016, CROWDFUNDING has been woven into the DNA and foundation of Ola Brew. As a way to uplift our community and build a more circular economy, we prioritize creating equal investment opportunities for EVERYONE. Ola Brew was one of the first breweries to crowdfund in the US. Our initial crowdfunding campaign successfully closed in May of 2017, just 5 months before our brewery opened in Kailua Kona, HI. We now have over 4200 investors, all of which we couldn't be more grateful to and more proud to have accompanying us on this journey.

OUR MISSION:

To encourage growth in Hawaiʻi's agricultural economy by purchasing local ingredients and incorporating them into quality island-made beverages. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands. To date, we have worked with over 100 Hawaiʻi farmers, and sourced over $4M in local agriculture. With operating taprooms, a commercial brewery, statewide distribution and active spirits production, the Ola Brew team has 75 international awards for ʻOkolehao, infrastructure and craft expertise already in place, and the resurrection is now underway.

WHAT COMES NEXT:

As we grow, we aim to build our legacy by creating a demand for potentially the largest agricultural crop in Hawaiʻi by bringing our award-winning distilled spirit, Ola ʻŌkolehao to the world stage. This is the first time ʻŌkolehao has been on the world stage since our Hawaiian Monarch was also winning awards at the 1889 Paris World Exhibit and the 1893 Chicago World Fair. And it was all in the plant. After the overthrow of the Hawaiian Kingdom, many things were lost, including this art of ʻŌkolehao distillation. Other sugar sources like pineapple, sugar and rice were introduced, which changed the flavor substantially, to mirror that of a rum or whiskey. But the uniqueness of the kī plant distillation is legend.

Since beginning our spirits research and development, our ʻŌkolehao has won 75 international awards alongside premium tequilas, in the most prestigious competitions. With ultra-premium tequila revenues still on the rise, and mezcal not far behind, the spirits market is primed for innovation with spirits that attract the similar flavor profiles

ʻŌkolehao is distilled from a plant cousin to agave that not only has cultural significance in Hawaiʻi but also grows five times as fast and organically. But what does it taste like? You guessed it! A premium tequila! and with over 800 unique varietals of kī and numerous aging and distillation techniques, the flavor possibilities are endless.

Competitors and Industry

THE RISE OF THE CRAFT SPIRITS INDUSTRY

Ok be honest, when was the last time you tried a spirit that was something you had never experienced, something brand new? Over the past decade, there has been a significant trend of increasing demand in the alcohol industry for the category known as craft spirits. While large-scale, commercially produced spirits have traditionally dominated the market, an increasing number of consumers are now turning to artisanal spirits created by independent distilleries, often regionally unique ones. Another significant factor is the growing interest in regional and artisanal products. Increasingly, we have seen consumers are willing to invest more in spirits that are produced within a unique region or province, utilizing locally sourced ingredients. This trend is particularly prominent in the United States, where there has been a significant surge in appreciation for products that showcase regional identity and support local economies. From the tequila industry, we have seen innovation into mezcals, sotols, raisias, and the spirits world is eager for innovation and new flavor. Moreover, craft spirits such as ʻŌkolehao are associated with authenticity and a commitment to craftsmanship, setting them apart from mass-produced alternatives. Craft distilleries like ours are operated by passionate and knowledgeable individuals who take immense pride in their products. This attention to detail and unwavering commitment to quality further enhance the appeal of craft spirits.

The global spirits market was valued at $424.8B in 2024, with premium spirits representing an estimated $234.0B. In the U.S., spirits supplier sales reached $37.2B, while craft spirits generated approximately $7.58B in retail sales. Growth continues to concentrate in premium, differentiated offerings. Yet shelves are increasingly crowded with agave extensions and whiskey brands built on the same base ingredients. While brand count is expanding, true category innovation is not. And that is where ʻOkolehao comes in!

ʻŌkolehao is not a trend launch. It is Hawaiʻi's original distilled spirit, made from 100% Hawaiʻi-grown kī root, historically respected and now positioned for modern scale.

Ola Brew has previously raised over $3 million through crowdfunding and more than $18 million from private investors, with capital deployed directly into distillery property and construction, agricultural research and development, and product innovation. During this buildout phase, ʻŌkolehao earned 75 international awards, including three "Best in Class" honors from the world's most prestigious competitions.

Growing kī for distillation is comparable to developing vineyards for wine. It requires time, precision, and long-term agricultural planning. Unlike wine, however, there was no commercial blueprint. No one in the world was cultivating kī at scale specifically for authentic ʻŌkolehao production. That knowledge has been built through research, iteration, and on-the-ground experience.

Today, Ola's commercially viable kī crop exists with the capacity to scale. The Ola Distillery was constructed with distilling capacity supporting up to 300,000 cases annually, exceeding the 170,000 cases produced by Casamigos in 2017.The structural foundation for building a scalable business is complete.

WHAT IS ʻŌKOLEHAO

ʻŌkolehao is distilled from a plant cousin to agave named kī, that not only has cultural significance in Hawaii but also grows five times as fast and organically.. But what does it taste like? You guessed it, a premium tequila! With over 800 unique varietals of kī and numerous aging and distillation techniques, the range of flavor possibilities are vast. ʻŌkolehao is Hawaiʻi's heritage spirit that had world acclaim through the 18th century, shared by thekings and queens of Hawaiʻi to other royal families around the globe. Ola is reviving this spirit and is eager to build a thriving ʻŌkolehao industry rooted in Hawaiʻi, for the world to enjoy.

Current Stage and Roadmap

CURRENT STAGE AND ROADMAP

Since our inception, we have fueled our creativity in product development from two major areas, the unique ingredients that grow in abundance in Hawaii and serving the wants and needs of our consumers. Organic growth in product development and expansion to new regions is secured by the strength in the consumer demand of Ola Brew, and the continued forward thinking of our founders.

HAWAII SPIRITS ON THE WORLD STAGE

The global spirits industry is actively searching for its next authentic, place-based category. As legacy segments crowd and trend-driven brands cycle quickly, consumers and distributors are prioritizing spirits rooted in land, agriculture, and cultural identity. ʻŌkolehao, Hawaiʻi's original distilled spirit, represents a rare opportunity to help define that next chapter.

Distilled from Hawaiʻi-grown kī root, its flavor profile sits between agave-based spirits and bourbon; earthy and vegetal, layered with warm spice, subtle sweetness, and structure. It is distinctive yet accessible, offering both differentiation and familiarity in a market hungry for authenticity and something new.

This is more than brand expansion. It is the revival of a historic spirit category with global potential positioned at the intersection of heritage and modern demand.

The Team

Officers and Directors

Name: Brett Jacobson

Brett Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co Founder, Board Member and Principal Accounting Officer
  Dates of Service: December, 2015 - Present
  Responsibilities: Brett Jacobson is a beverage entrepreneur focused on building premium Hawaiʻi-grown brands that strengthen the state's agricultural economy. His work has spanned functional nonalcoholic products, craft brewing, and the revival of award-winning ʻokolehao, all centered on sourcing local ingredients, supporting farmers, and creating scalable products rooted in Hawaiʻi.

Name: J Naehalani Breeland

J Naehalani Breeland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder/President/Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Naehalani Breeland has 13 years of experience in both non-alcoholic and alcoholic industry where she is always intent on fostering positive impact in her communities. As Co-Founder and President, Naehalani strategizes with her department leaders to build solid, efficient and productive teams for the taprooms, sales and marketing, while also maintaining brand development and success.

Name: Yvette Nanette Miller

Yvette Nanette Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: December, 2015 - Present
  Responsibilities: Works in the daily operations as the lead accountant.

Other business experience in the past three years:

- Employer: Golden State Lumber
  Title: Senior Accountant
  Dates of Service: February, 2014 - April, 2017
  Responsibilities: Worked in the corporate office on financial and auditing and work with onsite accountants

Name: Vernon Toshiaki Oi

Vernon Toshiaki Oi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2024 - Present
  Responsibilities: Board Member

Name: Peter John Rogers

Peter John Rogers's current primary role is with KeyBank. Peter John Rogers currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2025 - Present
  Responsibilities: Serves as a member of the Board of Directors, providing strategic guidance on finance, capital allocation, and growth initiatives while supporting management in executing the company's long-term vision.

Other business experience in the past three years:

- Employer: KeyBank
  Title: Sr. Portfolio Strategist, Senior Vice President
  Dates of Service: June, 2025 - Present
  Responsibilities: Manage and maintain high net worth clients investments for the private bank department and responsible for business development as well.

Other business experience in the past three years:

- Employer: Empirical Wealth Management
  Title: Sr. Portfolio Strategist, Senior Vice President
  Dates of Service: December, 2024 - June, 2025
  Responsibilities: Manage and maintain high net worth clients investments for the private bank department and responsible for business development as well.

Other business experience in the past three years:

- Employer: Bank of the West
  Title: Sr. Portfolio Strategist, Senior Vice President
  Dates of Service: May, 2015 - September, 2023
  Responsibilities: Manage and maintain high net worth clients investments for the private bank department and responsible for business development as well.

Name: Adon Alston Panattoni

Adon Alston Panattoni's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Vice President
  Dates of Service: July, 2024 - Present
  Responsibilities: As a Board Member, Adon provides guidance to overall business strategy, and overall industry development opportunities.

Other business experience in the past three years:

- Employer: Panattoni Development Company
  Title: Global CEO
  Dates of Service: June, 2002 - Present
  Responsibilities: He oversees all aspects of daily operations and development for the company's 68 offices located throughout North America, Europe and Asia. Adon also serves on Panattoni's Board, Executive and Investment Committees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Holders of Preferred Stock have liquidation preferences.
Our Preferred Stock has liquidation preferences, which means if we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Preferred Stock are entitled to receive their capital, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Preferred Stock. There are currently outstanding shares of Preferred Stock that have liquidation preferences. As a result, upon a liquidation, dissolution or winding up, the holders of Preferred Stock would receive distributions prior to any distribution of assets to the Common Stockholders (please review Exhibit F of this offering memorandum for complete details).

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, the Crowdfunding regulations impose specific restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities after the first 12 months, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $3,299,998.50 in this offering, and may close on investments even if the target maximum is not met. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

We have over $15,000,000outstanding loans and other payment obligations, and may not be able to generate sufficient cash to service them.
As of April , 2026, we had approximately $15,119,929 in aggregate outstanding indebtedness, consisting of, a $5,950,000 note payable to Wainaku Ventures, a $5,747,671 note payable to Ola OC, LLC, a $1,915,907 SBA Economic Injury Disaster Loan, and approximately $1,506,351 in various equipment financing notes and other obligations. Our ability to make scheduled payments on, or to refinance, our debt and other payment obligations, and to fund our planned capital expenditures and other ongoing liquidity needs, depends on our future performance, which may be affected by financial, business, economic, and other factors beyond our control. There can be no assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on all of our outstanding debt or to comply with any applicable financial covenants. If our cash flows and capital resources are insufficient to fund our debt service or other payment obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. Any refinancing of our debt, if available on acceptable terms or at all, could be at higher interest rates and may require us to comply with additional restrictive covenants, which could further limit our operational flexibility. We cannot guarantee that we will be able to refinance our existing indebtedness on favorable terms, or at all, and our failure to do so could have a material adverse effect on our

business, financial condition, and results of operations.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will be required to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. The Class A Common Stock is entitled to one vote per share. Brett Jacobson holds 300,000 shares of Class B Common Stock, possessing 10 votes per share. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The Common A Shares are Junior to the Preferred Stock

There are three series of preferred stock that are senior in rights to the Common A Shares. The holders of the preferred shares are entitled to specified dividend rates that must be paid before any dividends may be paid to the holders of the Common A Shares. In addition, upon the liquidation of the Company (including a deemed liquidation which may occur with certain acquisitions of the Company), the holders of the preferred stock are entitled to be repaid the amount they paid for their shares before the holders of the Common A Shares receive any payment. There is therefore a risk that if such an event occurs, there would be insufficient funds to pay anything to the holders of the Common A Shares.

You are trusting that management will make the best decisions for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Hawaiian Ola Brewing Corporation was formed on December 22, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Beverage and food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food and beverage quality, adulteration, product tampering, illness, injury or other health concerns or operating issues stemming from the handling and consumption of products, including the sale of alcohol to minors and any damages that may result therefrom. In addition, it is possible that our employees or customers will be injured in industrial accidents at our company-owned breweries. If we expand our tasting rooms outside of Hawaii we may become subject to "dram shop" statutes under state law, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcohol beverages to the intoxicated person. As a result of any such litigation or complaints, we could incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result, and any liabilities may exceed our insurance coverage limits. Further, any litigation may cause our key employees to expend resources and time normally devoted to the operations of our business. Adverse publicity about these claims or lawsuits may also negatively affect us, regardless of their merit, by discouraging customers from buying our products.

Extensive Governmental Regulation of the Alcohol Beverage Industry
The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, their immediate family members, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee, an immediate family member of a wholesale or retail licensee nor are you employed by such a licensee. Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our brewery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting room and kitchen are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. One or more regulatory authorities could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals

necessary for us to conduct business within a jurisdiction. If licenses, permits or approvals necessary for our brewery or tasting room and kitchen operations were unavailable or unduly delayed, or if any permits or licenses that we hold were to be revoked, or additional permits or licenses were required in the future, including as a result of expanding our operations, our ability to conduct business may be disrupted, which would have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our operations are subject to environmental regulations and local permitting requirements and agreements regarding, among other things, air emissions, water discharges and the handling and disposal of hazardous wastes. While we have no reason to believe the operation of our breweries violates any such regulation or requirement, if such a violation were to occur, or if environmental regulations were to become more stringent in the future, we could be adversely affected. The alcohol beverage industry also faces the possibility of government investigations, class actions, or other similar litigation alleging that manufacturers like the company bear legal responsibility for any excessive use or abuse of alcohol beverages, including conduct that has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. It is possible, however, that our suppliers could be named in litigation of this type, which could have a negative impact on their business and, in turn, could also have a significant negative impact on our business

Dependence on Suppliers of Raw Materials; Exposure to Weather and Crop Unreliability.
The Company purchases the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, from a number of domestic third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. We attempt to minimize our supply and price risk by entering into fixed price contracts with hops suppliers based on our projected future volumes and brewing needs, with the goal of ensuring that we maintain an adequate supply of hops to meet projected volume requirements several years out. However, we cannot provide any assurance that we will not face hops shortages in the future based on changes in our sales projections, competitive factors in sourcing hops or otherwise. Moreover, if prices fall below the applicable fixed price contract price or our future sourcing needs are less than currently anticipated, our fixed price contract strategy may have negative consequences on our business. In addition, a natural or manmade disaster at our production facilities where we store hops could materially and adversely affect our hops supply in the near term. In addition, hops, fruit and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs. In addition, the hops, fruit and malt industry is a relatively small universe and negative experiences with any one party could harm our reputation and ability to successfully transact with others in the industry. Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders. The loss or significant reduction in the capability of a supplier to support our requirements could adversely affect our business and results of operations, until alternative supply arrangements could be secured, if at all. Despite quality controls, craft beverages are susceptible to contamination or spoilage. A product recall would not only be costly but could cause irreparable damage to our brand reputation. In addition, for aged spirits, we must invest significant capital today for products that cannot be sold for several years. There is no guarantee that consumer tastes will remain the same by the time the spirit is ready for market We also source supply of certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could, in the short-term, adversely affect our results of operations and financial condition until alternative supply arrangements could be secured. Our packaging supply agreements have varying lengths and terms and there is no guarantee that the economics of these agreements can be replicated at the time of renewal, or with any future alternative supplier, if needed. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Risks of Farming Operations
We plan to grow the kī used to make ʻōkolehao ourselves. Farming operations carry a variety of risks that we cannot mitigate. We are susceptible to developments or conditions in the area where our farm is located, including adverse weather conditions (such as drought, windstorms, tornadoes, floods, hail and temperature extremes), transportation conditions, crop disease, pests and other adverse growing conditions, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially adversely affect our ability to obtain the amount of high quality kī necessary to produce ʻōkolehao, which could materially adversely affect our financial condition, results of operations, cash flow and ability to pay dividends. Farming has historically been a marginally profitable business and, therefore, projected profits may not materialize. Future climate changes could have a range of impacts, including for example temperature changes and increased natural disasters such as hurricanes, mudslides, floods or fires, all of which would be materially adverse to our

farm. Any of these risks may adversely affect our ability to pay dividends on the Shares and the value of the Shares.

Risks of Climate Change

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe, resulting in an increase in the frequency and severity of natural disasters. Changing weather patterns could have a negative impact on agricultural productivity. Also, increased frequency or duration of extreme weather conditions, including without limitation hurricanes, may disrupt the productivity of our facilities, the operation of our supply chain or the demand for our products. A strong hurricane could wipe out an entire crop of kī and/or completely destroy our facilities. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

Risk of Pandemics

Although the impact of the novel coronavirus or COVID has lessened, and the state of Hawaii has lifted travel restrictions, there is no assurance there will not be a resurgence of COVID, and it is also possible that some other pandemic could arise. Being highly dependent on travel and tourism and potential customers being able to visit our facilities, either event would cause a material adverse effect on our business.

Competition

The Company has many competitors, as discussed below. Many of these concerns have substantially greater resources, name recognition and market penetration than the Company. The Company's ability to compete with these firms will depend on numerous factors, and there is no assurance that the Company will be able to compete successfully against these competitors. We compete in the highly competitive craft beer market, as well as in the much broader beer market, which includes large-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. In addition, our craft beers and ciders face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by our distributors, all of which also distribute and sell other beers and alcohol beverage products. Many of our competitors have substantially greater financial resources, marketing strength and distribution networks than us. Moreover, the introduction of new products by competitors that compete directly with our products or that diminish the importance of our products to retailers or distributors may have a material adverse effect on our business and results of operations. For example, We compete against large, well-capitalized multinational companies such as Anheuser-Busch InBev (AB InBev), Molson Coors Beverage Company, and Constellation Brands. These conglomerates possess significantly greater financial, marketing, and distribution resources than we do. They often have established relationships with national retailers and wholesalers and can utilize economies of scale to offer lower price points, which may exert downward pressure on our margins. In recent years, these large competitors have also aggressively acquired formerly independent craft brands, further crowding the "premium" shelf space we target. In the State of Hawaii, the market for craft beverages is particularly competitive. We face direct competition from established local brands that have high name recognition and deep-rooted community loyalty. These include: Kona Brewing Hawaii: As the state's longest-running and most widely recognized craft brand, Kona Brewing (now operated in Hawaii by PV Brewing Partners) maintains a dominant market share and significant presence in both the on-premise (bars/restaurants) and off-premise (grocery/liquor stores) channels. Maui Brewing Company: Hawaii's largest craft brewery, which has extensive distribution and a multi-island presence. Artisanal Micro-operations: We also compete with a growing number of smaller local breweries and distilleries, such as Aloha Beer Co., Honolulu Beerworks, and Lanikai Brewing Company, which compete for the same "hyper-local" consumer base and tap handles in Hawaii's urban centers. There are numerous other micro-brewers in Hawaii, and new ones are being added continuously, which will continue to put competitive pressure on the Company. Further, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on our business and results of operations. In addition to the competition our existing products face, the new 'ōkolehao product will face stiff competition in the spirits market, including well-established products such as gin, whiskey, vodka, rum, and tequila. We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies. Many of our competitors have longer operating histories and have substantially greater financial, sales, marketing and other resources than we do, as well as larger installed customer bases, greater name recognition and broader product offerings. Some of these competitors can devote greater resources to the development, promotion, sale and support of their products. As a result, it is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability. The Company's success depends to a large extent on its ability to differentiate itself from its numerous competitors. There is no assurance that this differentiation can be successfully achieved. If the Company is unable to compete successfully against these numerous competitors, it will not be able to achieve its desired results and may be unable to achieve positive cash flow.

Potential Changes in Consumer Preferences

The Company's revenue depends greatly on consumer demand and preferences, which can shift rapidly. If consumers are unwilling to accept the new ʻōkolehao product, or if general consumer trends cause a decrease in the demand for beer, including craft beer, it would adversely impact our sales and results of operations. There is no assurance that the craft beer market will continue to experience growth in future periods. If the markets for wine, spirits or flavored alcohol beverages continue to grow, this could draw consumers away from the beer and cider industry in general and our beer products specifically and have an adverse effect on our sales and results of operations. Further, the alcohol beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States, and advertising by beer producers could be restricted. If beer in general were to fall out of favor among domestic consumers, or if the domestic beer industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on our financial condition and results of operations.

Dependence on Distributors

In Hawaii, where substantially all of our beer and ciders are sold, we sell beer and ciders to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large wholesale distributor, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. Changes in control or ownership within the current distribution network could lead to decreased support of our products. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributor often represents competing specialty beer and cider brands, as well as national beer and cider brands, and are to varying degrees influenced by their continued business relationships with other brewers and ciders. Our independent distributor may be influenced by a large brewer or cidery, particularly if they rely on that brewer or cidery for a significant portion of their sales, which many distributors do. In addition, our distributor covers a substantial network of on-premise retailers. While we believe that the relationship between us and our distributor are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ola OC LLC (Owned and managed by Adon Panattoni)	400,000	Preferred Series B	16.2%
Ola OC LLC (Owned and managed by Adon Panattoni)	2,285,715	Preferred Series C	
Brett Jacobson	1,380,000	Class A Common Stock	26.5%
Brett Jacobson	300,000	Class B Common Stock	
Brett Jacobson	854	Preferred Series A	
Vernon Oi	1,392,356	Preferred Series A	8.4%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Series A, Preferred Series B, Preferred Series C, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 733,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 16,500,000 with a total of 6,472,213 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

The amount outstanding does not include the 1,500,000 shares reserved for issuance under the Company's equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors, after satisfaction of the rights of the holders of the preferred stock to receive preferred dividends.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Third Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details. The total amount outstanding does not include 1,500,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

10 votes per share.

Material Rights

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors after satisfaction of the rights of the holders of the preferred stock to receive preferred dividends.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Third Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Preferred Series A

The amount of security authorized is 3,736,933 with a total of 3,735,976 outstanding.

Voting Rights

The Series A Purchasers will be entitled to one vote for every share of Class A Common Stock into which their Series A Shares are convertible. The holders of the common stock and the holders of the Series A Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

The Series A Purchasers will be entitled to noncumulative dividends of two cents ($0.02) per Share in any given year (pro rata with the Series A, B and C Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. No dividends are expected to be paid in the foreseeable future. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the Series A Purchasers will be entitled to $2.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The Series A Purchasers will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series A Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

Preferred Series B

The amount of security authorized is 836,001 with a total of 836,001 outstanding.

Voting Rights

The holders of the Series B Shares will be entitled to one vote for every share of Class A Common Stock into which their Series B Shares are convertible. The holders of the common stock and the holders of the Series B Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

If and when dividends are paid, the holders of the Series B Shares are entitled to noncumulative dividends of three cents

($0.03) per Share in any given year (pro rata with the Series A Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company),the holders of the Series B Shares will be entitled to $3.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series B Shares is on a parity with the Series A Shares (neither series has priority over the other). After payment of the liquidation preference of the other series of preferred stock, any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series B Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series B Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common.

Preferred Series *C*

The amount of security authorized is 3,750,985 with a total of 2,508,905 outstanding.

Voting Rights

The holders of the Series C Shares will be entitled to one vote for every share of Class A Common Stock into which their Series C Shares are convertible. The holders of the common stock and the holders of the Series C Preferred Stock will vote together as a single class except as required by law.

Material Rights

Dividend Rights

If and when dividends are paid, the holders of the Series C Shares are entitled to noncumulative dividends of three and one-half cents ($0.035) per Share in any given year (pro rata with the Series A and Series B Preferred Stock and regardless of the per share purchase price paid), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the holders of the Series C Shares will be entitled to $3.50 per share (including for Investors who paid $3.15 per Share) plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series C Shares is on a parity with the Series A and Series B Shares (neither series has priority over the other). After payment of the liquidation preference of the other series of preferred stock, any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series C Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series C Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

Convertible Note

The security will convert into Conversion shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $7,800,000.00
Maturity Date: March 31, 2028
Interest Rate: 8.0%
Discount Rate: 10.0%
Valuation Cap: $49,000,000.00
Conversion Trigger: Next equity financing of not less than $7,000,000.

The Lender will have the option to convert the Convertible Notes into equity primarily upon the company's next qualified financing, defined as a raise of at least $7 million., If the Lender opts to convert, the outstanding principal and accrued interest will convert into the class and series of shares issued in that financing at a price based on the more favorable of a valuation cap of $49 million or the price implied by a discount to the financing round. If a corporate transaction such as a sale of the Company occurs before conversion, the Lender has the option to be repaid all outstanding principal and interest multiplied by a factor of 1.5x in cash or to convert the Convertible Notes immediately prior to closing into shares of preferred stock based on a similar valuation cap framework.

If no conversion event has occurred by the Maturity Date if the Convertible Notes, the Lender has the option to be repaid the full principal amount plus accrued interest in cash, or to convert the Convertible Notes into shares of preferred stock instead. In the event of a change of control prior to maturity, the company must either repay the note or allow it to convert prior to closing. The Convertible Notes are unsecured and subordinated to senior debt, and upon an event of default, the interest rate increases to 12% per annum and the outstanding balance may become immediately due.

Amount outstanding calculated as of March 31, 2026.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $3,500,000.00
  Use of proceeds: Complete Construction and Utilities of the Ola Distillery
  Date: March 14, 2025
  Offering exemption relied upon: Section 4(a)(2) and 25102(f)

- Type of security sold: Convertible Note
  Final amount sold: $2,000,000.00
  Use of proceeds: Complete Construction and Utilities of the Ola Distillery

Date: October 28, 2025
Offering exemption relied upon: Section 4(a)(2) and 25102(f)

- Type of security sold: Convertible Note
  Final amount sold: $2,300,000.00
  Use of proceeds: Complete Construction and Utilities of the Ola Distrillery
  Date: March 31, 2026
  Offering exemption relied upon: Section 4(a)(2) and 25102(f)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $3,287,437.98
  Number of Securities Sold: 992,070
  Use of proceeds: R&D, Distillery Constructions, Purchasing Equipment for Distillery, Marketing, Inventory
  Date: December 14, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,903,050.80
  Number of Securities Sold: 2,508,905
  Use of proceeds: Buildout of distillery, bar, and restaurant location.
  Date: July 02, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 was $7,087,513 compared to $7,508,151 in fiscal year 2024, representing a decrease of approximately $420,638, or 5.6%. This decline was primarily driven by a reduction in wholesale packaged product sales (from $2,760,403 in 2024 to $2,254,094 in 2025) and a decrease in merchandise and tours revenue (from $334,621 to $291,935). These decreases were partially offset by growth in restaurant and tap room revenue, which increased from $4,413,127 in 2024 to $4,541,484 in 2025, reflecting continued customer engagement at the Company's craft pub locations.

Cost of Sales

Cost of Sales for fiscal year 2025 was $2,938,542 compared to $3,211,584 in fiscal year 2024, a decrease of approximately $273,042, or 8.5%. The reduction in cost of goods sold is consistent with the decline in overall revenue, particularly the lower volume of wholesale packaged product sales, which carry associated brewing materials, packaging, and freight costs. The Company's cost of goods sold includes brewing materials (barley, hops, grains, and fruits), packaging materials, direct and indirect labor, shipping and handling, utilities, depreciation, and other manufacturing overhead.

Gross Margins

Gross profit for fiscal year 2025 was $4,148,971 compared to $4,296,567 in fiscal year 2024, a decrease of approximately $147,596, or 3.4%. Despite lower revenues, gross margin as a percentage of revenue improved slightly from approximately 57.2% in 2024 to approximately 58.5% in 2025, reflecting the relatively higher-margin revenue mix shift toward restaurant and tap room operations and away from lower-margin wholesale product sales.

Expenses

Total operating expenses for fiscal year 2025 were $6,661,355 compared to $7,046,504 in fiscal year 2024, a decrease of approximately $385,149, or 5.5%. This improvement was driven by reductions in both selling, general, and administrative expenses (from $4,039,334 to $3,945,029) and payroll and payroll-related expenses (from $3,007,170 to $2,716,326), reflecting the Company's ongoing efforts to manage costs. Despite these reductions, total operating expenses continued to exceed gross profit, resulting in a loss from operations of $(2,512,384) in 2025, an improvement from the $(2,749,937) loss from operations in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected in the future because the Company is actively investing in significant capital expansion — including the buildout of the Wainaku Executive Center as a destination ʻŌkolehao distillery and restaurant — which is expected to generate new revenue streams not yet reflected in historical results. Past cash was primarily generated through sales (restaurant, tap room, and wholesale) and equity investments. Our goal is to reach operational cash flow breakeven as the distillery and expanded hospitality operations come online and generate incremental revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2025, the Company has capital resources available in the form of $1,853,621 cash on hand, and various notes payable totaling $15,124,315 (inclusive of a $5,950,000 note payable with Wainaku Ventures, a $5,752,057 convertible note payable with Ola OC, LLC, and an SBA EIDL loan of $1,915,907, among others).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company's operations. These funds are required to support the completion of the Wainaku Executive Center distillery buildout, working capital, and expansion of production capacity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 64% will be made up of funds raised from the Regulation Crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue operating its business; however, expansion would be limited, as funds that would otherwise be allocated toward agricultural growth, marketing, and sales efforts would not be available. This estimate is based on a current average monthly burn rate of approximately $200,000. Notably, the Company is scheduled to open its distillery location on April 1st, at which point the monthly burn rate is expected to gradually decline, with net profitability anticipated in Q4.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be well-positioned for growth and able to move forward successfully with its business plan. This is based on a projected average monthly burn rate of approximately $200,000, which is expected to gradually decline following the opening of the Company's distillery location in April, with profitability anticipated in Q4.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has received interest from private equity investors who have expressed interest in investing additional capital. Should the Company require capital for future expansion plans, it intends to extend the opportunity to those parties.

Indebtedness

- Creditor: Wainaku Ventures
  Amount Owed: $5,950,000.00
  Interest Rate: 6.05%
  Maturity Date: February 01, 2027
  Interest rate is 4.04% through February 2024; 6.05% thereafter. Amount owed calculated as of December 31, 2025.

- Creditor: Ola OC, LLC
  Amount Owed: $7,800,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2028
  None specified beyond standard note payable terms. Amount owed calculated as of March 31, 2026.

- Creditor: Small Business Administration (EIDL)
  Amount Owed: $1,915,907.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050
  Certain assets of the Company have been pledged as collateral

- Creditor: Alliance Funding Group (various notes)
  Amount Owed: $991,644.00
  Interest Rate: 30.29%
  Maturity Date: August 01, 2029
  Interest rate is 10.91% – 30.29%

- Creditor: CIT Bank (various notes)
  Amount Owed: $249,906.00
  Interest Rate: 11.82%
  Maturity Date: May 01, 2029
  Maturity dates January 2024 through May 2029. Interest rate is 6.22% – 11.82%.

- Creditor: Kubota Credit Corporation, U.S.A. (various notes)
  Amount Owed: $75,126.00
  Interest Rate: 1.72%
  Maturity Date: October 01, 2028
  Maturity dates June 2026 through October 2028. Interest rate is 0.00% – 1.72%.

- Creditor: CNH Capital (various notes)
  Amount Owed: $75,057.00
  Interest Rate: 7.85%
  Maturity Date: April 01, 2029
  Maturity dates January 2027 and April 2029. Interest rate is 0.00% – 7.85%.

- Creditor: First Hawaiian Bank
  Amount Owed: $65,719.00
  Interest Rate: 6.25%
  Maturity Date: September 30, 2029
  Secured by a 2024 Mercedes Benz M2PV4A

- Creditor: Ford Credit
  Amount Owed: $25,762.00
  Interest Rate: 0.0%
  Maturity Date: May 30, 2030
  None specified beyond standard note payable terms

- Creditor: Mercedes (vehicle note)
  Amount Owed: $12,217.00
  Interest Rate: 1.99%
  Maturity Date: February 01, 2027
  None specified beyond standard note payable terms

- Creditor: Ascentium Capital
  Amount Owed: $10,920.00
  Interest Rate: 11.71%
  Maturity Date: March 01, 2026

None specified beyond standard note payable terms

Related Party Transactions

- Name of Person: Brett Jacobson
  Relationship to Company: Co-Founder/CEO
  Nature / amount of interest in the transaction: Note — related party accounts receivable of $301,000 were fully collected as of December 31, 2024.
  Material Terms: 4.4% Repaid in full in the same calendar year.

- Name of Entity: Ola OC, LLC
  Names of 20% owners: Adon Alston Panattoni is President
  Relationship to Company: Adon Alston Panattoni is a board member of the raising entity.
  Nature / amount of interest in the transaction: $7,800,000
  Material Terms: Maturity date 3/11/2028; interest rate of 8.00%.

Valuation

Pre-Money Valuation: $62,338,927.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

There are no options or warrants outstanding, however, 1,500,000 shares of common stock are reserved for issuance under the Company's stock option plan that are not taken into account in the valuation calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $7,800,000 (calculated as of March 31, 2026) in Convertible Notes outstanding (calculated as of December 31, 2025). Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Okolehao Marketing Support
  92.5%
  Supporting ongoing operations of our 40-acre kī farm and distillery infrastructure to maintain production momentum for 'Ōkolehao.

If we raise the over allotment amount of $3,299,998.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Advertising/ Marketing for Okolehao Distillery
  20.0%
  Digital advertising including but not limited to Yelp, Tripadvisors, Google, Meta, Airport Ads, Radio Ads, and discounted tours and tasting to local business personnel.

- Market Expansion and Distribution
  47.5%
  Introducing 'Ōkolehao into new markets, scaling distribution channels, and introducing 'Ōkolehao to consumers across the continental U.S. and international markets.

- Agricultural Development
  25.0%
  Expanding kī root cultivation with agricultural inputs and additional equipment to support more efficient and scalable production volumes while ensuring sustainable materials.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thespiritofhawaii.com/ (https://www.olabrewco.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/olabrew

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hawaiian Ola Brewing Corporation

[See attached]

Financial Statements and Report of Independent Certified Public Accountants

Hawaiian Ola Brewing Corporation

December 31, 2025 and 2024

Contents



Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders,
Hawaiian Ola Brewing Corporation:

Opinion

We have audited the accompanying financial statements of Hawaiian Ola Brewing Corporation (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Verity CPAs

March 15, 2026

Hawaiian Ola Brewing Corporation

BALANCE SHEETS

As of December 31,

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,853,621	$ 2,858,531
Accounts receivable, trade	352,712	158,672
Inventories	893,755	849,716
Prepaid expenses and other current assets	416,088	325,985
Current portion of right of use asset	417,976	297,096
Total current assets	3,934,152	4,490,000
PROPERTY AND EQUIPMENT, net	18,868,365	15,612,938
INTANGIBLE ASSETS, net	11,697	-
RIGHT OF USE ASSET, net of current portion	1,781,545	1,827,776
TOTAL ASSETS	$ 24,595,759	$ 21,930,714
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 605,426	$ 411,985
Accrued expenses and other liabilities	359,858	451,068
Notes payable, current portion	528,332	566,004
Current portion of lease liability	417,976	297,096
Total current liabilities	1,911,592	1,726,153
NOTES PAYABLE, less current portion	14,591,597	9,242,893
LEASE LIABILITY, net of current portion	1,781,545	1,827,776
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	18,284,734	12,796,822
STOCKHOLDERS' EQUITY		
Class A common stock	4,993,684	4,998,493
Class B common stock	300	300
Series A preferred stock	5,427,975	5,431,100
Series B preferred stock	2,348,322	2,348,322
Series C preferred stock	7,810,353	7,810,353
Accumulated deficit	(14,269,609)	(11,454,676)
Total stockholders' equity	6,311,025	9,133,892
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,595,759	$ 21,930,714

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENTS OF OPERATIONS

For the year ended December 31,

	2025	2024
REVENUES, net	$ 7,087,513	$ 7,508,151
COST OF GOODS SOLD	(2,938,542)	(3,211,584)
Gross profit	4,148,971	4,296,567
OPERATING EXPENSES:		
Selling, general, and administrative	3,945,029	4,039,334
Payroll and payroll related expenses	2,716,326	3,007,170
Total operating expenses	6,661,355	7,046,504
LOSS FROM OPERATIONS	(2,512,384)	(2,749,937)
OTHER INCOME (EXPENSES):		
Other income	465,781	2,037
Interest income	103,811	107,187
Gain (loss) on sale of assets	10,364	(387,752)
Interest expense	(882,505)	(601,684)
Total other expenses, net	(302,549)	(880,212)
LOSS BEFORE TAXES	(2,814,933)	(3,630,149)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (2,814,933)	$ (3,630,149)

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the two-years ended December 31, 2025

	Class A common stock		Class B common stock		Series A preferred stock		Series B preferred stock		Series C preferred stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		
Balance at January 1, 2024	6,473,491	$ 4,998,493	300,000	$ 300	3,736,933	$ 5,431,100	836,001	$ 2,348,322	223,190	$ 634,844	$ (7,824,527)	$ 5,588,532
Stock issuance	-	-	-	-	-	-	-	-	2,285,715	7,175,509	-	7,175,509
Net loss	-	-	-	-	-	-	-	-	-	-	(3,630,149)	(3,630,149)
Balance at December 31, 2024	6,473,491	4,998,493	300,000	300	3,736,933	5,431,100	836,001	2,348,322	2,508,905	7,810,353	(11,454,676)	9,133,892
Stock repurchases	(1,278)	(4,809)	-	-	(957)	(3,125)	-	-	-	-	-	(7,934)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,814,933)	(2,814,933)
Balance at December 31, 2025	6,472,213	$ 4,993,684	300,000	$ 300	3,735,976	$ 5,427,975	836,001	$ 2,348,322	2,508,905	$ 7,810,353	$ (14,269,609)	$ 6,311,025

The accompanying notes are an integral part of these financial statements.

7

Hawaiian Ola Brewing Corporation

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,814,933)	$ (3,630,149)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	848,178	809,091
Gain (loss) on sale of assets	(10,364)	387,752
Changes in assets and liabilities:		
Accounts receivable, trade	(194,040)	160,088
Accounts receivable, related parties	-	301,000
Inventories	(44,039)	(13,274)
Prepaid expenses and other current assets	(90,103)	34,697
Accounts payable	193,441	39,473
Accrued expenses and other liabilities	(91,210)	(49,092)
Non-cash interest accrued included in the notes payable	247,671	-
Net cash used in operating activities	(1,955,399)	(1,960,414)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from disposal of property and equipment	10,364	120,654
Purchases of property and equipment	(4,150,973)	(4,067,311)
Purchase of trademark	(11,697)	-
Net cash used in investing activities	(4,152,306)	(3,946,657)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	5,627,970	1,001,360
Payments on notes payable	(517,241)	(558,314)
Payments for stock repurchase	(7,934)	-
Refund of common stock investment	-	(1,028)
Proceeds from issuance of series C preferred stock, net of costs	-	7,175,509
Net cash provided by financing activities	5,102,795	7,617,527
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,004,910)	1,710,456
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	2,858,531	1,148,075
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 1,853,621	$ 2,858,531
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 682,202	$ 601,684
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:		
Right-of-use assets obtained in exchange for lease liabilities, net	$ 371,746	$ 543,857
Non-cash adjustment of notes payable	$ 47,368	$ 70,639

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 – COMPANY BACKGROUND

Hawaiian Ola Brewing Corporation (the "Company") was formed on December 22, 2015, in the State of Hawaiʻi ("State"). The Company's operations consist of a microbrewery that produces, packages, and distributes a variety of craft brews throughout the State. The Company also owns and operates two craft taprooms located on the island of Hawaiʻi that serve alcoholic and non-alcoholic beverages and food to the public.

In May 2021, the Company leased property from Kamehameha Schools to serve as a farm for the agricultural purpose of distilled spirits. This farm began operations immediately, building and developing infrastructure to commercially grow ki for its vertically integrated distillery project.

The Wainaku Executive Center, for which the Company made a downpayment in 2021, is being developed as the "Ola Distillery".

After several years of permitting and renovations, the Company is set to open its doors to the Ola Distillery in April 2026, where operations will include commercial distillation, tours and tasting, a lounge, and private and corporate event capacities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied consistently in the preparation of the accompanying financial statements follows.

Basis of presentation – going concern

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the going concern basis of accounting and is dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these financial statements in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic ("ASC") No. 205-40, *Presentation of Financial Statements—Going Concern*.

The Company incurred losses of $2,814,933 and $3,630,149 for the years ending December 31, 2025, and 2024, respectively. The Company had negative cash flows from operations of $(1,955,399) and $(1,960,414) for the year ended December 31, 2025, and 2024, respectively.

The Company had total negative cash flows of $(1,004,910) for the year ended December 31, 2025, and total positive cash flows $1,710,456 for the year ended December 31, 2024.

The Company's principal sources of liquidity have historically been from operations and investors. The Company intends to satisfy its current and future working capital and debt service obligations through the issuance of notes payable and the expansion of operations.

Management has evaluated the Company's ability to continue as a going concern for one year after the financial statement issuance date and based on the Company's internal plans and forecasts, management believes that the Company will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months from issuance of the report.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that such estimates may change within the near term and such differences could be material to the financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturity of three months or less and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2025, and 2024, the Company had an uninsured balance of $1,787,645 and $2,651,558, respectively.

Accounts receivable, net

Accounts receivable consist of trade receivables and receivables from related parties. Trade accounts receivable arise from the sale of craft brews and are recorded at the invoiced amount. They do not accrue interest and are generally due within 30 days. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

The Company operates in the brewery and craft beer industry, and its trade receivables are primarily derived from the production and distribution of a variety of craft brews. At each balance sheet date, the Company assesses expected credit losses using historical collection experience, current economic conditions, and reasonable forward-looking information.

As of December 31, 2025 and 2024, all accounts receivable are current and considered collectible. Based on this assessment, management determined that no significant credit losses are expected. The allowance for credit losses related to trade accounts receivable totaled $886 as of December 31, 2025 and 2024.

Opening and closing balance for accounts receivable, net were as follows:

	January 1, 2024	December 31, 2024	December 31, 2025
Accounts receivable, trade	$ 318,760	$ 158,672	$ 352,712
Accounts receivable, related parties	301,000	-	-

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, selling, and distribution.

The Company consistently allocates overhead costs (e.g. rents, utilities, depreciation, and indirect labor and materials) to inventory based on reasonable measures. There have been no changes to this methodology during the years ended December 31, 2025 and 2024.

Property and equipment

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, a canning line, a walk-in refrigeration system, a keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Building and improvements	10-15 years
Brewery equipment	30 years
Distillery equipment	7 years
Farm equipment	7 years
Vehicles	5 years
Restaurant and tap room equipment	7 years
Furniture and office equipment	7 years
Kegs and wine barrels	5 years
Computer equipment	3 years
Glassware	3 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Long-lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. No such event occurred during the years ended December 31, 2025 and 2024.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the Company's balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date and the risk-free rate if such information is not available in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenues are as follows for the years ended December 31:

	2025	2024
Restaurant and tap room	$ 4,541,484	$ 4,413,127
Wholesale packaged product sales	2,254,094	2,760,403
Merchandise and tours	291,935	334,621
	$ 7,087,513	$ 7,508,151

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of the Company's product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales.

Cost of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft brews. These costs include brewing materials, such as barley, hops, various grains, and fruits. Packaging materials, such as cans, cardboard, and paper are also included in the Company's cost of goods sold. Additionally, the Company's cost of goods sold includes both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, warehousing costs, purchasing and receiving costs, depreciation, promotional packaging, other manufacturing overhead costs, as well as the estimated cost to facilitate product returns.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and use tax

The Company incurred the following sales and use tax during the years ended December 31:

	2025	2024
Alcohol and tobacco tax	$ 25,592	$ 33,387
Hawai'i liquor tax	19,842	22,517
Hawai'i general excise tax	17,058	4,484
Hawai'i recycle fee	7,524	8,680
California sales tax	800	800
	$ 70,816	$ 69,868

It is the Company's policy to record these taxes as gross in revenues and costs of goods sold.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses were $280,775 and $249,638 for the years ended December 31, 2025 and 2024, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying statements of operations.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carry-forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2025 and 2024. It is the Company's policy to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the statements of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company files income tax returns in the United States and the State of Hawai'i. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

NOTE 3 – INVENTORIES

Inventory consists of the following as of December 31:

	2025	2024
Raw materials	$ 395,452	$ 341,601
Production supplies	218,294	208,726
Finished goods	171,314	184,237
Merchandise	55,947	63,312
Work in progress	52,748	51,840
Total inventories	$ 893,755	$ 849,716

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consist of the following as of December 31:

	2025	2024
Buildings and improvements	$ 8,408,961	$ 8,287,223
Brewery equipment	3,277,318	3,275,543
Distillery equipment	2,006,431	1,921,651
Farm equipment	817,472	668,978
Vehicles	495,206	274,237
Restaurant and tap room equipment	380,110	216,706
Furniture and office equipment	304,694	301,956
Keg and wine barrels	213,383	213,383
Computer equipment	94,853	40,619
Glassware	33,079	33,079
	16,031,507	15,233,375
Less accumulated depreciation	(3,674,968)	(2,851,160)
	12,356,539	12,382,215
Construction in progress	6,511,826	3,230,723
Total property and equipment, net	$18,868,365	$15,612,938

NOTE 4 – PROPERTY AND EQUIPMENT, net (continued)

Depreciation expense was $848,178 and $809,091 for the years ended December 31, 2025 and 2024, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying statements of operations.

NOTE 5 – NOTES PAYABLE

Notes payables consist of the following as of December 31:

	2025	2024
Note payable with Pinnacle Capital Partners originated in December 2019 with an interest of 15.10%. Any unpaid principal and interest was due upon maturity on December 2024. The note was paid in full in January 2025.	$ -	$ 3,486
Note payable with Bank of Hawaii originated in May 2019 with an interest of 8.12%. Any unpaid principal and interest was due upon maturity on May 2025. The note was paid in full in May 2025.	-	1,602
Auto Chase Ford note originated in November 2019 with an interest of 4.99%. Any unpaid principal and interest was due upon maturity on January 2026. The note was paid in full in July 2025.	-	5,716
Note payable with Ascentium Capital originated in December 2020 with an interest of 11.71%. Any unpaid principal and interest was due upon maturity on March 2026.	10,920	36,048
Note payable with Wainaku Ventures originated in February 2022 with an interest of 4.04% until February 2024 and increases to 6.05% thereafter. Any unpaid principal and interest is due upon maturity on February 2027.	5,950,000	5,950,000
Mercedes note originated in April 2022 with an interest of 1.99%. Any unpaid principal and interest is due upon maturity on February 2027.	12,217	21,744
Note payable with Ola OC, LLC originated in March 2025 with an interest of 8%. Any unpaid principal and interest is due upon maturity on March 2028.	5,747,671	-
Various notes with Kubota Credit Corporation, U.S.A. originated between June 2021 and October 2024 and bear interest of 0.00% - 1.72%. Any unpaid principal and interest are due upon maturity from June 2026 through October 2028.	75,126	125,644
Various notes with CNH Capital originated in January and April 2024 and bear interest of 0.00% - 7.85%. Any unpaid principal and interest are due upon maturity in January 2027 and April 2029.	75,057	120,550
Various notes with CIT Bank originated between 2019 to 2024 and bear interest of 6.22% - 11.82%. Any unpaid principal and interest rate are due upon maturity from January 2024 through May 2029.	249,906	384,455
Balance carried to next page	$ 12,120,897	$ 6,649,245

NOTE 5 – NOTES PAYABLE (continued)

	2025	2024
Balance carried from prior page	$ 12,120,897	$ 6,649,245
Various notes with Alliance Funding Group originated between 2020 to 2024 and bear interest of 10.91% - 30.29 %. Any unpaid principal and interest are due upon maturity from February 2025 through August 2029.	991,644	1,116,928
Note payable with First Hawaiian Bank originated in September 2024 with an interest of 6.25% and secured by a 2024 Mercedes Benz M2PV4A. Any unpaid principal and interest is due upon maturity in September 2029.	65,719	80,750
Note payable with Ford Credit originated on May 2025. Any unpaid principal is due upon maturity in May 2030.	25,762	-
Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in May 2020 with an interest of 3.75%. Certain assets of the Company have been pledged as collateral for this note. Any unpaid principal and interest is due upon maturity in June 2050.	1,915,907	1,961,974
	15,119,929	9,808,897
Less current portion	(528,332)	(566,004)
Total long-term notes payable	$ 14,591,597	$ 9,242,893

Interest expense

Interest expense on these notes were $882,505 and $601,684, for the years ended December 31, 2025 and 2024, respectively. The Company has elected to present accrued interest expense with its respective notes payable as interest, which is primarily payable on the maturity date.

Small Business Administration loans

In May 2020, the Company received $150,000 from the Economic Injury Disaster Loan ("EIDL") program. Under the terms of the EIDL program, the loan matures in June 2050 and bears interest at an annual rate of 3.75% with principal and interest payments starting in June 2021. Loan modification was made in March 2022 and last in May 2022 where the loan amount was increased to $2,000,000 with same annual interest rate and maturity date. Certain assets of the Company have been pledged as collateral in the loan.

NOTE 5 – NOTES PAYABLE (continued)

Maturities

Future maturities of notes payable are as follows as of December 31:

2026	$	528,332
2027		6,403,695
2028		6,232,617
2029		200,387
2030		70,122
Thereafter		1,684,776
	$	15,119,929

NOTE 6 – STOCKHOLDERS' EQUITY

Common stock

The Company is authorized to issue 16,800,000 shares of Common Stock, no par value. Of this amount, 16,500,000 are designated as Class A common stock and 300,000 are designated as Class B Common Stock.

Class A Common Stockholders are entitled to one vote per share. Class B common stockholders are entitled to ten votes per share.

During the year ended December 31, 2025, the Company repurchased 1,278 Class A shares for $4,809.

As of December 31, 2025, there were a total of 6,472,213 shares of Class A and 300,000 of Class B Common stock issued and outstanding.

As of December 31, 2024, there were a total of 6,473,491 shares of Class A and 300,000 of Class B Common stock issued and outstanding.

Preferred stock

The Company is authorized to issue 8,323,919 shares of preferred stock, which have been designated as Series A (3,736,933), Series B (836,001) and Series C (3,750,985) at no par value. Each shares of Series A, B, and C preferred is convertible, at the option of the holder, into one share of Class A common stock at any time and automatically convert into Class A common stock immediately prior to the closing of an initial public offering of not less than $20 million.

Series A, B, and C preferred stockholders are entitled to the same voting rights as Class A common stockholders, and entitled to noncumulative dividends of $0.02, $0.03 and $0.035 per share, respectively, to the stockholders of record when and if dividends are ever declared by the board of directors.

NOTE 6 – STOCKHOLDERS' EQUITY (continued)

Preferred stock (continued)

Additionally, Series A, B and C preferred stockholders are entitled to a liquidation preferences of $2.00, $3.00, and $3.50 per share, respectively, plus any declared but unpaid dividends, prior to any distributions to holders of Common Stock.

During the year ended December 31, 2025, the Company repurchased 957 shares of Series A preferred shares for $3,125.

During the year ended December 31, 2024, the Company issued 2,285,715 shares of Series C preferred shares for $7,175,509.

As of December 31, 2025, there were 3,735,976, 836,001, and 2,508,905 shares of Series A, Series B and Series C Preferred Stock, respectively, issued and outstanding. As of December 31, 2024, there were 3,736,933, 836,001, and 2,508,905 shares of Series A, Series B and Series C Preferred Stock, respectively, issued and outstanding.

NOTE 7 – INCOME TAXES

The components of the net provision for income taxes consist of the following as of December 31:

	2025			2024		
	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	-	-	-	-	-	-
			$ -			$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 7 – INCOME TAXES (continued)

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31:

	2025	2024
Deferred tax assets and liabilities		
Net operating loss carryforward	$ 5,475,926	$ 4,337,947
Depreciation and amortization	(468,434)	(545,290)
Research activities	213,750	213,750
Charitable contribution	8,569	7,973
	5,229,811	4,014,380
Less valuation allowance	(5,229,811)	(4,014,380)
Net deferred tax asset (liability)	$ -	$ -

As of December 31, 2025, the Company had a United States Federal net operating loss carryforward of approximately $16,303,666 and Hawai'i State net operating losses of $15,588,595. The Company has net operating loss carryforward expires at various dates beginning in 2036 if not utilized.

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC No. 740, *Income Taxes*, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized.

The Company is subject to taxation in the United States, Hawai'i, and California jurisdictions. The preparation of tax returns requires management to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. Management, in consultation with its tax advisors, files its tax returns based on interpretations that are believed to be reasonable under the circumstances. The income tax returns, however, are subject to routine reviews by the various taxing authorities. As part of these reviews, a taxing authority may disagree with respect to the tax positions taken by management ("uncertain tax positions") and therefore may require the Company to pay additional taxes.

Management evaluates the requirement for additional tax accruals, including interest and penalties, which the Company could incur as a result of the ultimate resolution of its uncertain tax positions. Management reviews and updates the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon the occurrence of other events.

For the years ended December 31, 2025 and 2024, there were no liabilities for income taxes associated with unrecognized tax benefits. The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest, income or expense in its Statements of Operations. The federal and state tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 8 – OPERATING LEASES

The Company occupies various commercial spaces under non-cancellable operating leases.

Brewery and tap room leases

The Company rents commercial properties at various locations for more than one year. The Company has classified its leases as operating leases. The Company's office space leases require it to make variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The total rent expense for the lease is $250,699 and $252,511 for the years ended December 31, 2025, and 2024, respectively.

Wainaku farm

On March 18, 2024, the Company entered a lease with option to purchase a useable area of two parcels of land covering 31.028 acres for ten (10) years until March 17, 2034. The total rent expense for the lease is $62,500 and $50,000 for the years ended December 31, 2025, and 2024, respectively.

Storage areas

On March 1, 2019, the Company entered into an operating lease agreement for storage areas that matures on May 31, 2025. On March 1, 2025, the Company extended its lease with same the lessor that matures on January 31, 2030. The total rent expense for the lease is $85,772 and $72,913 for the years ended December 31, 2025, and 2024, respectively.

Corporate housing

On May 1, 2025, the Company entered into a lease agreement for temporary corporate housing with a fixed rental agreement that will automatically convert into month-to-month rent through May 1, 2026. On March 11, 2026, the Company extended the lease term through October 2026. The total rent expense for the lease is $31,999 for the year ended December 31, 2025.

The components of the operating lease are as follows for the year ending December 31:

	2025	2024
Operating lease cost	$ 430,970	$ 375,424
Operating cash flow	$ 430,970	$ 375,424
Right of use assets obtained	$2,199,521	$2,124,872
Weighted average remaining lease term	5.9 years	7.12 years
Weighted average discount rate	3%	3%

NOTE 8 – OPERATING LEASES (continued)

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2026	$	468,250
2027		444,188
2028		463,829
2029		475,517
2030		357,914
Thereafter		436,046
Total undiscounted lease payments		2,645,744
Less imputed interest		(446,223)
Total lease payments, net		2,199,521
Less current portion of lease liabilities		(417,976)
Non-current portion of lease liabilities	$	1,781,545

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Regulations

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2025 and 2024, financial statements for subsequent events through March 15, 2026, the date the financial statements were available to be issued and did not identify any subsequent events for additional recognition or disclosure in the financial statements.

***

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	[illegible]	[illegible]
Cash & Cash Equivalents	[illegible]	[illegible]
Accounts Receivable	[illegible]	[illegible]
Short-Term Debt	[illegible]	[illegible]
Long-Term Debt	[illegible]	[illegible]
Revenue & Sales	[illegible]	[illegible]
Costs of Goods Sold	[illegible]	[illegible]
Taxes Paid	[illegible]	[illegible]
Net Income	[illegible]	[illegible]

Risks

PRESS

KTN News

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Hawaii News Now

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Hawaii News Now

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Wine Enthusiast

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Savour Magazine

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REWARDS

10% Stack Venture Club & Rewards!

Venture Club	$2,500	$5,000
$10,000	$20,000	$50,000

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Join the Revival of Hawai'i's Heritage Spirit

'Ōkolehao, Hawai'i's first distilled spirit, rose to prominence during the Hawaiian monarch era and nearly vanished after the overthrow. Over a century later, Ola Brew is reviving it with a vertically integrated model of 100% Hawai'i-grown kī root from an Ola operated farm-to-bottle approach rooted in history and place.

- **Built for Scale:** The expansive oceanfront Ola Distillery, was built with distilling capacity to support up to **300,000 cases annually**.

- **Award-winning validation, early in awareness:** Ola Brew has received **75 international awards** for 'Ōkolehao, including three times "Best in Class" at the San Francisco World Spirits Competition.

- **Led by Proven Beverage Builders:** Ola Brew is led by its two co-founders, bringing a combined **28 years of beverage industry experience**.



Invest	Share Price	Min Investment
	$4.50	796.50

This Reg CF offering is made available through StartEngine Primary, LLC,a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

THE OPPORTUNITY

Born of Hawai'i, Made for the World

'Ōkolehao, Hawai'i's historic distilled spirit, is being brought back to life for today's global market that is desperate for authenticity and innovation. With operating taprooms, a commercial brewery, and active spirits production, the Ola Brew team has infrastructure and craft expertise already in place, and the resurrection is now underway.

THE PROBLEM

Different Labels, Same Ingredients

The global spirits market is saturated with new labels built on the same base ingredients. Nearly every bourbon and most whiskeys rely on variations of corn, rye, and barley. More than 2,500 tequila brands source from roughly 150 distilleries. Brand count grows, true category innovation does not. Distributors, retailers, and consumers are searching for authentic, place-based spirits that offer real distinction.



OUR SOLUTION

A Proven Spirit, Then and Now

'Ōkolehao is not another variation within an existing segment, it is the resurrection of Hawai'i's original distilled spirit, made from 100% Hawai'i-grown kī root. In 1889, it earned international

recognition at the Paris Exposition. In the 21st century, Ola's 100% kī-root spirit continues to win over global judges now with 75 awards.

Ola Brew is building a category the industry has been waiting for.

Invest

Learn How Ola Brew is Rebuilding a Spirit Category

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By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy&Terms.

THE MARKET

Where Premium Demand Meets Hawai'i's Original Spirit

'Ōkolehao sits at the intersection of premium whiskey and premium tequila, categories that represented a combined $18.6B U.S. market in 2024, including an estimated $10.2B premium segment. Its flavor profile aligns with a premium consumer palate that already exists, giving it a clear lane into a proven market.

But unlike brands built on the same common base ingredients, 'Ōkolehao delivers true differentiation: a new taste experience backed by the heritage of Hawai'i's original distilled spirit and the power of one of the world's most marketable geographic origins.

OUR TRACTION

Traction Toward Scale

Ola Brew has raised over $3 million through crowdfunding and more than $18 million from private investors, with capital deployed directly into distillery property and construction, agricultural research and development, and product innovation. During this buildout phase, Ola's 'Ōkolehao earned 75 international awards, including three "Best in Class" honors from the world's most prestigious competitions. The Ola Distillery was constructed with distilling capacity supporting up to 300,000 cases annually

$3M+

Raised through crowdfunding

$18M+

Raised from private investors

75

International awards earned

Invest

Meet the Team

Brett Jacobson
Co-Founder and CEO

Naehalani Breeland
Co-Founder and President

Yvette Miller
Secretary

Adon Panattoni
Director & Vice President

Vernon Oi
Director

Peter Rogers
Director

Sign Up to Learn How Ola Brew Is Bringing a Distilled Spirit Back to Life

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By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy&Terms.

PERKS

EARN BONUS SHARES*

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

Loyalty Bonus: All prior investors and select loyal supports will receive 5% bonus shares on all investments made during the course of the campaign.

TIME-BASED PERKS *(VALID DURING THE FIRST 72HRS OF THE OFFERING)*

$5,000+
Invest $5,000+ → Receive 5% bonus shares
Invest

$10,000+
Invest $10,000+ → Receive 6% bonus shares
Invest

$20,000+
Invest $20,000+ → Receive 7% bonus shares
Invest

$50,000+
Invest $50,000+ → Receive 8% bonus shares
Invest

AMOUNT-BASED PERKS



$2,500

Investor Card – 10% off at all in-person locations for life

Invest



$5,000+

Investor Card – 10% off at all in-person locations for life

Investor Distillery Tour + 1*

Invest



$10,000+

2% bonus shares

Exclusive 'Ōkolehao Flask

Investor Card - 10% off at all in-person locations for life

Investor Distillery Tour +4*

Invest



$5,000+

5% bonus shares

Ōkolehao Pairing Experience at the distillery +1 upon kitchen opening*

Exclusive 'Ōkolehao Flask

Investor Card - 10% off at all in-person locations for life

Investor Distillery Tour +4*

Invest



$50,000+

5% bonus shares

'Ōkolehao Pairing Experience at the distillery for 6 upon kitchen opening*

Investor Distillery Tour +4*

Legacy Edition 'Ōkolehao Flask

Investor Card – 10% off at all in-person locations for life

Invest

Important Notes

∗Investors must be 21 years or older to participate in tasting or pairing experiences.

∗In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.
This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $4.50 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $450.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Ola Brew Terms

Overview

SHARE PRICE
$4.50

VALUATION CAP
$62.34M

DEADLINE[1]
Aug 04, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$20K – $3.3M

Breakdown

MIN INVESTMENT
796.50

OFFERING TYPE
Equity

MAX INVESTMENT

SHARES OFFERED

MAX INVESTMENT
$3,299,998.50

MIN NUMBER OF SHARES OFFERED
4,444

MAX NUMBER OF SHARES OFFERED
733,333

SHARES OFFERED
Class A Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus info below.

Invest

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Aloha. My name is Naehalani Breland. And I'm Brett Jacobson, and we're the co-founders of Ola Brew.

We spent the last eight years building a brewery for Hawaii. Na Hawaii no Hawaii. And now with ʻAkuleao, the heritage spirit of Hawaii, we're bringing Ola to the world.

Every culture has something that is uniquely theirs. Things crafted from the land, brought forth with hands of ingenuity and a taste for the finer things in life. In the world of distilled spirits, these creations become categories like scotch, bourbon, and tequila.

In 1790, 20 years before the formal unification of the Hawaiian Kingdom,ʻAkuleao had became Hawaii's first distilled spirit.ʻAkuleao quickly became a part of island life.

Sailors, chiefs, and even royalty embraced it. It won its first awards at the world fairs in Paris in 1889, and then Chicago in 1893. It stood alongside the best spirits in the world. So fast-forward, present day, and the spirit industry is in search of innovation, authenticity, and heritage.

And ʻAkuleao fills that need. And now it's returning today not just as a memory, but as the future of an industry. We really want to honor our past, and we want to honor what was done here before. By resurrecting the spirit of Hawaii in the way that it was made during our monarch era, that is deeply important to us. Essentially, we're going back to what was authentic, which is 100% key.

Over the last few hundred years, people have put their own twist onʻAkuleao. They've added rice, pineapple, and sugarcane, but the original spirit was 100% key. This wasn't something people were just making in their backyards. This was an esteemed spirit. So now we're restoring something historic and sharing it for the world to enjoy. Our ʻAkuleao has already earned its place among the world's finest spirits, most recently capturing Best in Class at the San Francisco World Spirits Competition for a third time. It has now won more than 75 international awards, validating not just the product, but the category.

With proof of concept, global recognition, and a distillery built to incubate an entire industry, Ola Brew, yeah, we're bringing back the spirit of Hawaii. For more than a century, this spirit was dormant, not because it lacked greatness, but because it lacked continuation.

Today, it stands ready again, rooted in Hawaiian soil and crafted in its original 100% key root form.

Our distillery here on the Hilo Bay was built for capacity, 300,000 cases a year. That's not for a trend. That's for multi-generational impact. The revival's underway, and the expansion has begun. So join us and help build the legacy of resurrecting the spirit of Hawaii. Invest in Ola today.

<u>Script #2</u>

Brett: America imports over $5 billion dollar’s worth of tequila every year. But what if America’s next great spirit category wasn’t imported…

Naeha: What if it was grown… Distilled… Protected… And born right here in Hawaiʻi? (Pause.)

Brett: We’re not just talking about making another spirit. We’re building the next global spirit category.

Naehalani: Scotch belongs to Scotland. Tequila belongs to Mexico. Bourbon belongs Kentucky

Brett: What do these have in common though?

Naeha: They started as regional heritage spirits before becoming global industries. We believe Hawaiʻi’s Heritage Spirit has a similar opportunity.

Brett: Aloha. I’m Brett Jacobson, Cofounder and CEO of Ola.

Naehalani: And I’m Naehalani Breeland, Cofounder and President. In our first five years of business we built Hawaii’s fastest growing brewery by volume.

Brett: But while building beer business… We have also been reviving something much bigger. Hawaiʻi’s original distilled spirit. ʻŌkolehao. (Historic imagery)

Naeha: First produced in Hawaiʻi in 1790, Okolehao is distilled from the root of the kī plant… Grown in Hawai’i for centuries, The Ki plant is actually a close plant cousin to agave, but it grows four times faster

Brett: So,This isnt another version of tequila…or another whiskey…. But truly a unique spirit that was born in Hawaiʻi. And today… the opportunity for the ʻŌkolehao industry as a whole is bigger than ever.

Naeha: As of June 2026 the State of Hawaiʻi has established labeling standards protecting the authenticity of ʻŌkolehao. It must be grown and distilled in Hawaii using the ki root.

Brett: And That's an important first step toward building a legally recognized, place-based spirit category... like tequila... ...and scotch (Drone of distillery)

Naeha: The great news is we've already got everything started. Over the last six years... we've invested more than $20 million preparing for this exact moment.

Brett: We Just finished building one of Hawai'i's largest distilleries. Leased over 70 acres of farm land, commercialized regenerative farming of kī., and now are planting over 1 acre per month. In the past 5 years we've been perfecting the spirit itself.

Brett: The results are speaking for themselves. We've won more than 75 international awards. Including over 45 medals competing directly against agave spirits.

Naeha: Some of the world's best judges are already recognizing what makes 'Ōkolehao different. (delicious, amazing)

Brett: But awards only tell part of the story. So we dug deeeper we sent our Okolehao to Independent laboratory for analysis and found our 'Ōkolehao contains elevated levels of key flavor compounds associated with a smothness (Cocktail pouring)

Naeha: So what does that actually mean?

Brett: Imagine the familiar character you already love about premium agave spirits... But with a softer finish...and a flavor profile uniquely shaped by Hawai'i. That's true 'Ōkolehao. (Farm footage)

Naeha: But this isn't just about another product on the shelf. This bottle actually has a purpose. As 'Ōkolehao grows... so does demand for Hawai'i agriculture.

Brett: For local manufacturing. For local jobs. For authentic visitor experiences

Naeha: For exports. For an entirely new agricultural economy.

Naeha: For more than a century... 'Ōkolehao was nearly forgotten. Today... we have created the opportunity to bring Hawai'i's heritage spirit back to the world.

Naehalani: You can now own a piece of that journey. With over 4,300 shareholders currently invested, we're still in the early chapters.

Brett: And we'd love to write the next one with you. Join us.

Brett/Naeha: Invest in Ola Today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

09/26/20242:Sess 20063

WWW.BUSINESSREGISTRATIONS.COM

FILED 09/26/2024 12:22 PM
Business Registration Division
DEPT. OF COMMERCE AND
CONSUMER AFFAIRS
State of Hawaii

FORM DC-3
7/2008

09/26/20242:Sess 20063

STATE OF HAWAII
DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS
Business Registration Division
335 Merchant Street
Mailing Address: P.O. Box 40, Honolulu, Hawaii 96810
Phone No. (808) 586-2727

ARTICLES OF AMENDMENT

(Section 414-286, Hawaii Revised Statutes)

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

The undersigned, duly authorized officer of the corporation submitting these Articles of Amendment, certifies as follows:

1. The name of the corporation is:

   Hawaiian Ola Brewing Corporation 256941D1

2. The amendment(s) adopted is attached.
3. The total number of shares outstanding is: 13,105,539
4. The amendment(s) was adopted (check one):

☒ at a meeting of the shareholders held on July 12, 2024
(Month Day Year)

Class/Series	Total Number of Votes Entitled to be Cast	Number of Votes Cast For Amendment	Number of Votes Cast Against Amendment
Class A Common	4,011,369	4,011,369	0
Class B Common	3,000,000*	3,000,000*	0
Series A Preferred	2,105,786	2,095,769	10,017
Series B Preferred	69,334	35,334	34,000
Series C Preferred	271,324	256,324	15,000

*Class B Common entitled to 10 votes per share

☐ by written consent dated ______ which all of the shareholders signed.
(Month Day Year)

5. If the amendment(s) provides for an exchange, reclassification, or cancellation of issued shares, provisions necessary to effect the exchange, reclassification, or cancellation, if any, have been made.

The undersigned certifies under the penalties of Section 414-20, Hawaii Revised Statutes, that the undersigned has read the above statements, I/we are authorized to make this change, and that the statements are true and correct.

Signed this 12 day of August 2024

Naehalani Breeland, President
(Type/Print Name & Title)

Naehalani Breeland
(Signature of Officer)

SEE INSTRUCTIONS ON REVERSE SIDE. The articles must be signed by at least one officer of the corporation.

ARTICLES OF AMENDMENT
TO THE THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF HAWAIIAN OLA BREWING CORPORATION

1.   Section (A) of Article II is amended to read in its entirety as follows:

(A)   **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which the Corporation is authorized to issue is sixteen million, five hundred thousand (16,800,000) shares, sixteen million, five hundred thousand (16,500,000) of which are designated "Class A Common Stock" and three hundred thousand (300,000) of which are designated "Class B Common Stock". The total number of shares of Preferred Stock which the Corporation is authorized to issue is eight million, three hundred twenty-three thousand, nine hundred nineteen (8,323,919) shares.

2.   The first paragraph of Section (B) of Article II of the Second Amended and Restated Articles of Incorporation is amended to read in its entirety as follows:

(B)   **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of three million, seven hundred thirty-six thousand, nine hundred thirty-three (3,736,933) shares. The second series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of eight hundred thirty-six thousand and one (836,001) shares. The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of three million, seven hundred fifty thousand, nine hundred eighty-five (3,750,985) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock are as set forth below in this Article II(B).



www.BusinessRegistrations.com

FORM DC-5
7/2008

FILED 07/14/2023 09:28 AM
Business Registration Division
DEPT. OF COMMERCE AND
CONSUMER AFFAIRS
State of Hawaii

07/17/20232:Sess 10004

STATE OF HAWAII
DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS
Business Registration Division
335 Merchant Street
Mailing Address: P.O. Box 40, Honolulu, Hawaii 96810
Phone No. (808) 586-2727

AMENDED AND RESTATED ARTICLES OF INCORPORATION

(Section 414-287, Hawaii Revised Statutes)

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

The undersigned, duly authorized officers of the corporation submitting these Amended and Restated Articles of Incorporation, certifies as follows:

1. The name of the corporation is:

Hawaiian Ola Brewing Corporation 256841 D1

2. The Amended and Restated Articles of Incorporation adopted is attached.
3. The total number of shares outstanding is: 10,478,536
4. The Amended and Restated Articles of Incorporation was adopted (check one):

JNB [X] at a meeting of the shareholders held on March (Month) 20th (Day) 2023 (Year)

Class/Series	Total Number of Votes Entitled to be Cast	Number of Votes Cast For Amendment	Number of Votes Cast Against Amendment
Class A Common	2,353,466	2,343,466	10,000
Class B Common*	3,000,000	3,000,000	0
Series A Preferred	651,685	614,185	37,500
Series B Preferred	469,000	469,000	0

*Class B Common is entitled to 10 votes per share

OR

[ ] by written consent dated ______ (Month Day Year) which all of the shareholders signed.

5. If the amendment(s) provides for an exchange, reclassification, or cancellation of issued shares, provisions necessary to effect the exchange, reclassification, or cancellation, if any, have been made.
6. The attached Amended and Restated Articles of Incorporation supersedes the original Articles of Incorporation and all amendments thereto.

The undersigned certifies under the penalties of Section 414-20, Hawaii Revised Statutes, that the undersigned has read the above statements, I/we are authorized to make this change, and that the statements are true and correct.

Signed this 14 day of July, 2023

J Naehalani Breeland President
(Type/Print Name & Title)

(Signature of Officer)

JNB

SEE INSTRUCTIONS ON REVERSE SIDE. The articles must be signed by at least one officer of the corporation.

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HAWAIIAN OLA BREWING CORPORATION

Pursuant to the Hawaii Business Corporation Act, Hawaii Revised Statutes, Chapter 414, the Articles of Incorporation of this corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of this corporation is Hawaiian Ola Brewing Corporation (the "Corporation").

ARTICLE II

(A)   **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock which the Corporation is authorized to issue is thirteen million, five hundred thousand (13,500,000) shares, thirteen million, two hundred thousand (13,200,000) of which are designated "Class A Common Stock" and three hundred thousand (300,000) of which are designated "Class B Common Stock". The total number of shares of Preferred Stock which the Corporation is authorized to issue is seven million, one hundred three thousand, four hundred four (7,103,404) shares.

(B)   **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time .in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of three million, seven hundred thirty-six thousand, nine hundred thirty-three (3,736,933) shares. The second series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of eight hundred thirty-six thousand and one (836,001) shares. The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of two million, five hundred thirty thousand, four hundred seventy (2,530,470) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are as set forth below in this Article II(B).

1.   **Dividend Provisions.** The holders of shares of Preferred Stock, each series *pari passu* with the other, shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.02 on each outstanding share of Series A Preferred Stock, $0.03 on each outstanding share of Series B Preferred Stock, and $0.035 on each outstanding share of Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like), payable when, as and if declared by the Board of Directors of the

1

Corporation (the "Board of Directors"). Such dividends shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part. After payment of dividends to the holders of the Preferred Stock as set forth above, dividends may be declared and distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose the shares of Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Restated Articles immediately prior to such dividend.

2.   **Liquidation.**

(a)   **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock, each series *pari passu* with the other, shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $2.00 per share to the holders of the Series A Preferred Stock, $3.00 per share to the holders of the Series B Preferred Stock, and $3.50 per share to the holders of the Series C Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like), plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b)   **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c)   **Certain Acquisitions.**

(i)   **Deemed Liquidation.** For purposes of this Section 2, any of the following transactions (each, a "Liquidation Transaction") shall be deemed a liquidation of the Corporation under Section 2(a): (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Transaction if its sole purpose is to change the state

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of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a financing transaction shall not be deemed a Liquidation Transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii)   **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange or The Nasdaq Stock Market ("Nasdaq"), the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series A Preferred Stock and Series B Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of these Restated Articles, all notice periods or requirements in these Restated Articles may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the shares of Preferred Stock that are entitled to such notice rights.

(iv) **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3. **Redemption.** The Preferred Stock is not redeemable.

4. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert.** Subject to Section 4(c), each share of Series A Preferred Stock and Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $2.00 (with respect to the Series A Preferred Stock), $3.00 (with respect to the Series B Preferred Stock), or $3.50 (with respect to the Series C Preferred Stock) by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the Corporation receives the Notice of Conversion under Section 4(c). The initial Conversion Price per share of Series A Preferred Stock shall be $2.00, the initial Conversion Price per share of Series B Preferred Stock shall be $3.00, and the initial Conversion Price per share of Series C Preferred Stock shall be $3.50.

(b) **Automatic Conversion.** Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to the closing of a firm commitment underwritten initial public offering ("IPO") of shares of Common Stock of the Corporation for a total offering of not less than $20,000,000 and at a per share initial public offering price of at least two times (2X) the initial Conversion Price per share of the applicable series of Preferred Stock (as adjusted) or (ii) should the Corporation become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and have its common stock listed or quoted on any United States exchange or the OTC market without having effected an IPO, the closing of the sale of shares of Common Stock of the Corporation in a public and/or

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private transaction, with aggregate gross proceeds of not less than $20,000,000 and at a per share offering price of at least two times (2X) the initial Conversion Price per share of the applicable series of Preferred Stock (as adjusted).

(c)   **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Class A Common Stock, the holder shall give written notice ("Notice of Conversion") to the Corporation at its principal corporate office of the election to convert the same, the shareholder's consent to the Corporation's cancelling any certificate representing such Preferred Stock, and the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder is entitled as aforesaid and a certificate for the remaining number of shares of Preferred Stock if less than all of the Preferred Stock evidenced by the certificate were surrendered. Such certificates may be in digital format such as pdf or other electronic file format as determined by the Board of Directors pursuant to the Corporation's bylaws. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date the Corporation receives the Notice of Conversion, or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)   **Other Distributions.** In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e)   **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f) **No Fractional Shares and Certificate as to Adjustments.** No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(g) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock and Series B Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles.

(i) **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock (i) shall be deemed given if delivered personally, sent via internationally recognized overnight courier service, via facsimile or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation and (ii) may be waived by the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

5. **Voting Rights.** Except as expressly provided by these Restated Articles or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the

Preferred Stock shall vote together as a single class on all matters. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

      6.   **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.

    (C)   **Common Stock.** The rights, preferences, privileges, and restrictions granted to and imposed on the Common Stock are as set forth below in this Article II(C).

      1.   **General Rights.** Except as otherwise provided in these Restated Articles of Incorporation or required by applicable law, shares of Common Stock (whether Class A or Class B) shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section (C)2 below), share ratably and be identical in all respects as to all matters, including:

         (a)   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

         (b)   **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B).

         (c)   **Redemption:** The Common Stock is not redeemable.

      2.   **Voting Rights.**

         (a)   **Class A Common Stock.** Each holder of Class A Common Stock is entitled to (i) one (1) vote for each share of Class A Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

         (b)   **Class B Common Stock.** Each holder of Class B Common Stock is entitled to (i) ten (10) votes for each share of Class B Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(c) **General**. Except as otherwise expressly provided herein or as required by law, the holders of the Class A Common Stock and the Class B Common Stock will vote together and not as separate series or classes.

ARTICLE III

The personal liability of the Board of Directors for monetary damages shall be eliminated to the fullest extent permissible under Hawaii law, including, without limitation, to the fullest extent permissible under Section 414-222 of the Hawaii revised Statutes, as amended from time to time. No repeal or amendment of this Article III directly or by adoption of an inconsistent provision of these Restated Articles will be effective with respect to the liability of a director for acts or omissions occurring prior to such repeal or amendment.

ARTICLE IV

The mailing address of the corporation's principal office is 74-5598 LUHIA STREET KAILUA-KONA, HAWAII 96740.

ARTICLE V

The corporation shall have and continuously maintain in the State of Hawaii a registered agent who shall have a business address in this State. The agent may be an individual who resides in this State, a domestic entity or a foreign entity authorized to transact business in this State.

The name of the corporation's registered agent in the State of Hawaii is JOSEPHINE NAEHALANI BREELAND. The street address of the place of business of the person in the State of Hawaii to which service of process and other notice and documents being served on or sent to the entity represented by it may be delivered to is 74-5598 LUHIA STREET, KAILUA KONA, HAWAII 96740.

ARTICLE VI

The name and address of the corporation's incorporator are: BRETT JACOBSON, 89-1368 MAMALAHOA HWY, CAPTAIN COOK, HAWAII 96704.